UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS,

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: from                      to

Commission file number: 001-36764

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

UBS Savings and Investment Plan

677 Washington Boulevard

Stamford, CT 06901

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS Group AG

Bahnhofstrasse 45

CH-8098 Zurich, Switzerland

UBS SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2014 and 2013 and

For the Year Ended December 31, 2014

With Report of Independent Registered Public Accounting Firm

UBS SAVINGS AND INVESTMENT PLAN

December 31, 2014 and 2013

Schedules of Series of Transactions in the Same Security Exceeding 5%, Assets Acquired and Disposed Within the Plan Year, Party-in-Interest Transactions, Loans or Fixed-Income Obligations in Default or Uncollectible, and Leases in Default or Uncollectible for the year ended December 31, 2014 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor’s Rules and Regulations paragraph 2520.103-10 and 103-11.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Board and Savings Plan Committee of the

UBS Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the UBS Savings and Investment Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mitchell & Titus, LLP

June 26, 2015

New York, NY

UBS SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2014 and 2013

	2014	2013
ASSETS
Investment in UBS AG Master Trust, at fair value	$1,690,269,153	$1,650,312,875

Contributions receivable
Employer	21,084,847	22,653,502

Notes receivable from participants	13,495,559	13,916,704

Net assets available for benefits	$1,724,849,559	$1,686,883,081

The accompanying notes are an integral part of these financial statements.

UBS SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2014

2014
ADDITIONS TO NET ASSETS
Investment income from UBS AG Master Trust
Net realized/unrealized appreciation in the fair value of investments	$66,037,357
Dividend and interest income	42,988,638

Net investment income	109,025,995

Interest income on notes receivable from participants	705,963
Contributions
Participant	64,385,562
Employer, net	29,919,768

Total contributions	94,305,330

Total additions	204,037,288

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	163,272,144

Net increase prior to transfers	40,765,144
Net transfers (to) other plans	(2,798,666)

Net increase in net assets available for benefits	37,966,478

Net assets available for benefits
Beginning of year	1,686,883,081

End of year	$1,724,849,559

The accompanying notes are an integral part of these financial statements.

UBS SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 1 DESCRIPTION OF THE PLAN

The following description of the UBS Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

Plan Merger

Effective December 31, 2014, the UBS Financial Services Inc. 401(k) Plus Plan was merged with the UBS Savings and Investment Plan and formed a single plan named the UBS 401(k) Plan and The Northern Trust Company became the Trustee of the new plan. Effective January 1, 2015 the plan was amended and restated to reflect the newly formed plan.

General

The Plan, a defined-contribution plan, provides retirement benefits to all eligible employees of UBS United States Operations (the Company), which includes UBS Securities LLC, UBS AG, UBS Services LLC, UBS O’Connor LLC, UBS Alternative and Quantitative Investments LLC, UBS Global Asset Management (Americas) Inc., UBS Realty Investors LLC, UBS Americas Inc., and Prediction Company LLC. Subject to certain exceptions, all full- and part-time employees on the UBS AG U.S. payroll platform are eligible to participate in the Plan upon completion of one hour of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan is administered by the Retirement Board and Savings Plan Committee (Retirement Board) of the Company. State Street Corporation (the Trustee) is the Plan’s trustee, Aon Hewitt is the Plan’s record-keeper, and Callan Associates serves as the Plan’s investment advisor. At December 31, 2014 and 2013, there were 11,448 and 11,855 Plan participants, respectively.

The Plan’s assets are invested in the UBS AG Master Trust, which, in turn, invests in mutual funds, collective trusts, money market funds, a collective short-term investment fund, and the UBS Company Stock Fund (the UBS Stock Fund).

The Company provides certain accounting and other administrative services without a charge to the Plan.

For the year ended December 31, 2014, all expenses related to the administration of the Plan and all fees paid to the Trustee and third-party service providers were paid with asset-based fees or directly by UBS AG (the Plan sponsor) on behalf of the Plan. Effective January 1, 2013, Plan administration fees were charged to the accounts of Plan participants after one full calendar year of being a terminated employee.

UBS SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 1 DESCRIPTION OF THE PLAN (continued)

Master Trust

The UBS AG Master Trust (the Master Trust) was established on September 1, 1996 for the Plan. The Master Trust consists of the Plan and the UBS Pension Plan (the Pension Plan). The specific investments of both plans are held in the Master Trust, which is administered by the Trustee. Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although the assets of both plans are commingled in the Master Trust, the Trustee maintains separate supporting records for the purpose of tracking the individual activity of each plan. The investments held at the Master Trust are accounted for at the plan level since the Plan and Pension Plan have a divided interest in assets held at the Master Trust.

Contributions

Plan participants may elect to contribute, on a pre-tax basis, an amount ranging from 1% to 50% of their eligible compensation, including all or a portion of their discretionary annual incentive bonus, subject to the maximum allowable contribution established by the Internal Revenue Code (the Code). The maximum allowable contribution was $17,500 for 2014. As a result of the Economic Growth and Tax Relief Reconciliation Act, the maximum allowable pre-tax contribution for participants who attained age 50 on or before December 31, 2014 was $23,000. These limits are subject to change in future years to be consistent with Internal Revenue Service (IRS) limitations. The Company contributes an amount (the Company Match) up to 75% of the first 4% of each participant’s eligible annual compensation contributed, and subject to limitations, to each participant’s account. Effective January 1, 2013, the Company set a $3,000 annual maximum, a three-year cliff vesting requirement and an end of year employment requirement on the Company Match.

For new hires as of January 1, 2012, the Retirement Contribution, as defined in the Plan, equals a percentage of Total Compensation, as defined in the Plan, from 1.5% to 3.5%, based on years of vesting service earned as of January 1 of the plan year. A Retirement Contribution eligible participant who was a Retirement Contribution eligible participant on December 31, 2011 and is continuously employed by the Company after that date shall receive a Retirement Contribution equal to 3.5% of eligible compensation as of the last day of the fiscal year (subject to statutory limits) to be applied to the participant’s accounts as soon as administratively possible the following year (see Notes 7a and 7d). Retirement Contributions of $21,084,847and $22,653,502 for the years ended December 31, 2014 and 2013, respectively, are reflected as employer contributions receivable on the statements of net assets available for benefits.

UBS SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 1 DESCRIPTION OF THE PLAN (continued)

Contributions (continued)

Employees hired on or after December 2, 2001 automatically become participants of the Plan and will receive the Retirement Contribution after meeting certain eligibility requirements. Employees hired on or before December 1, 2001 had a one-time option to elect to receive Retirement Contributions beginning January 1, 2002, or to continue receiving annual benefit accruals in the Pension Plan.

Participant Accounts

Under the Plan, each participant has two accounts—an employee account (Employee Account) and a company account (Company Account). When the Company Account is funded annually, the participant has a one-time opportunity to make an investment election for the contribution. Thereafter, the employee manages the two accounts as a single account.

The participant’s Employee Account reflects all contributions made by the participant and the Company Match, in addition to income, gains, losses, withdrawals, distributions, loans, and expenses attributable to these contributions.

The participant’s Company Account reflects the Retirement Contribution for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to these contributions.

Vesting

All participants are immediately fully vested in their pre-tax 401(k) contributions.

A participant is 100% vested in his or her Retirement Contribution plus earnings thereon after three years of service, attaining age 65 while being an employee, attaining age 55 with 10 years of service while being an employee, becoming totally and permanently disabled, or upon death.

Participants in the Plan on or before December 31, 2012 are immediately fully vested in Company Match contributions in the Plan. Participants newly eligible to the Plan on or after January 1, 2013, are 100% vested in his or her Company Match contributions plus earnings thereon after three years of service, attaining age 65 while being an employee, attaining age 55 with 10 years of service while being an employee, becoming totally and permanently disabled, or upon death.

UBS SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 1 DESCRIPTION OF THE PLAN (continued)

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested Retirement Contribution and Company Match contributions are used to reduce the Company’s total contributions to the Plan. For the years ended December 31, 2014 and 2013, total forfeitures of $4,358,981 and $5,902,894, respectively, were used to reduce the Retirement Contribution and Company Match contributions. The remaining balances in the forfeiture account as of December 31, 2014 and December 31, 2013 were $536,792 and $132,951, respectively.

Payment of Benefits

Upon the termination of employment for any reason, including death, a participant or his or her beneficiary may receive a distribution of the entire vested account balance, which is generally a lump-sum cash payment. However, if any portion of such participant’s account is invested in the UBS Stock Fund, then the participant may elect to receive such portion in UBS shares. If the account balance is greater than $1,000, the participant may elect to defer the lump-sum distribution until a date not to extend beyond April 1 of the year following the year that the participant attains age 70 1/2.

A participant may elect to withdraw all or part of their account balance after attaining age 59 1/2, as provided by the Plan. Subject to approval by the Retirement Board, participants may also make special withdrawals for reasons of financial hardship as provided by the Plan.

Participant Loans

Loans to participants are permitted under certain conditions provided for by the Plan. Participants can borrow up to the lesser of 50% of their vested account balance or $50,000. The $50,000 limit is reduced by the excess of the participant’s highest outstanding loan balance from his or her account during the 12-month period before the loan is made (even if repaid) over the participant’s outstanding loan balance on the date the loan is made. The loan repayment shall not exceed a five-year period, except for loans related to the purchase of a primary residence. These loans shall not exceed 25 years. The interest rates on the loans range from 5.25% to 10.50%. All loans, including interest, are to be repaid in level amounts through payroll deductions to be no less frequent than quarterly over the life of the loan.

UBS SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 1 DESCRIPTION OF THE PLAN (continued)

Plan Termination

Although the Retirement Board has not expressed such intent, it reserves the right to amend, modify, or terminate the Plan at any time, subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is part of the Company, affected participants shall become fully vested in their Company Accounts. Any unallocated Plan assets then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will then be distributed as determined by the Company.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP).

Payment of Benefits

Benefits to participants are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned.

Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

UBS SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Valuation of Investments and Income Recognition

The Plan records its investment in the Master Trust at fair value, which represents the Plan’s specific interest in net assets of the Master Trust.

Investments held by the Master Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 4 for information about fair value measurements.)

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncement

In May 2015, the FASB issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management is currently assessing the potential impact of ASU 2015-07 on the Plan’s financial statements.

UBS SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 3 INVESTMENTS

Individual investments within the Plan that represented 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2014	2013
Harding Loevner International Equity Collective Trust, 7,244,679 and 8,316,670 shares, respectively	$86,356,568	$100,465,374
GE Asset Management Premier Growth Fund, 8,177,756 and 7,617,936 shares, respectively	118,086,797	105,051,341
Royce and Associates Premier Fund, 4,210,765 and 4,591,368 shares, respectively	83,878,445	102,433,424
T. Rowe Price Personal Strategy Balanced Fund, 0 and 5,700,261 shares, respectively	—	131,049,005
T. Rowe Price Personal Strategy Growth Fund, 0 and 3,832,118 shares, respectively	—	116,764,627
UBS Multi Asset Portfolio Collective Fund, 44,676 and 47,581 shares, respectively	125,970,731	125,130,336
UBS U.S. Equity Fund, 4,172,207 and 4,286,028 shares, respectively	108,978,057	97,978,592
Vanguard Institutional Index Fund, 1,908,740 and 1,965,455 shares, respectively	360,141,056	332,712,189
Vanguard Prime Money Market Fund, 10,779,950 and 10,785,346 shares, respectively	133,426,337	133,421,666

The Master Trust holds the investments of the Plan and the Pension Plan. Each participating retirement plan records transactions at the Plan level; the Plan has an interest in specific assets of the Master Trust. Investment income and expenses are allocated to the Plan based on its share of the Master Trust’s specific assets. The Trustee accounts for the Pension Plan’s investment income and expenses in a separate account from the Plan.

UBS SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 3 INVESTMENTS (continued)

The following is a summary of the Master Trust assets, the Plan’s divided interest in the assets of the Master Trust, and the Plan’s divided interest percentage ownership of the Master Trust assets as of December 31, 2014:

	December 31, 2014
	Assets	Plan’s Interest in	Plan’s Percent Interest in
Investments at fair value:
Mutual funds	$1,207,620,425	$1,207,620,425	100.0%
UBS Stock Fund	48,340,009	48,340,009	100.0
Collective short-term investment fund	3,201,126	1,985,654	62.0
Collective trust	581,007,148	237,011,798	40.8
Money market	207,811,267	195,311,267	94.0
Manulife Financial Corporation Stock Fund	3,198,289	—	0.0
Group Annuity Contract	17,102,950	—	0.0

Total investments at fair value	$2,068,281,214	$1,690,269,153	81.7
Company contribution receivable	21,084,847	21,084,847	100.0
Notes receivable from participants	13,495,559	13,495,559	100.0

Net assets available for benefits, at fair value	$2,102,861,620	$1,724,849,559	82.0

The following is a summary of the Master Trust assets, the Plan’s divided interest in the assets of the Master Trust, and the Plan’s divided interest percentage ownership of the Master Trust assets as of December 31, 2013:

	December 31, 2013
	Assets	Plan’s Interest in	Plan’s Percent Interest in
Investments, at fair value
Mutual funds	$1,144,241,706	$1,144,241,706	100.0%
UBS Stock Fund	56,961,467	56,961,467	100.0
Collective short-term investment fund	6,516,349	2,262,704	34.7
Collective trust	560,085,575	246,130,551	43.9
Money market	200,716,447	200,716,447	100.0
Manulife Financial Corporation Stock Fund	3,305,513	—	0.0
Group Annuity Contract	16,768,740	—	0.0

Total investments, at fair value	1,988,595,797	1,650,312,875	83.0
Company contribution receivable	36,593,800	22,653,502	61.9
Notes receivable from participants	13,916,704	13,916,704	100.0
Interest and dividend receivable	17,424	—	0.0

Net assets available for benefits, at fair value	$2,039,123,725	$1,686,883,081	82.7

UBS SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 3 INVESTMENTS (continued)

The following are changes in net assets for the Master Trust for the year ended December 31, 2014:

Investments results
Net appreciation in fair value of investments	$108,586,443
Interest and dividends	43,712,625
Interest income on notes receivable from participants	705,963

Net investment results	153,005,031
Contributions	103,121,572
Benefit payments	(187,848,152)
Net transfers	(2,798,666)
Administrative expenses	(1,741,890)

Increase in net assets	63,737,895

Net assets
Beginning of year	2,039,123,725

End of year	$2,102,861,620

The following table represents investment income earned by the Plan for the year ended December 31, 2014:

Net realized and unrealized appreciation/depreciation in fair value of investments
Mutual funds	$65,914,127
UBS Stock Fund	(6,313,686)
Collective trust	6,436,916

66,037,357
Interest and dividend income	42,988,638

Total investment income	$109,025,995

NOTE 4 FAIR VALUE MEASUREMENTS

The Plan values its investments in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures.

ASC 820 established a framework for measuring fair value that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets

UBS SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 4 FAIR VALUE MEASUREMENTS (continued)

or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets,

•	Quoted prices for identical or similar assets or liabilities in inactive markets,

•	Inputs other than quoted prices that are observable for the asset or liability, and

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective short-term investment fund: SSgA will typically value the portfolio’s assets periodically at market value, based on market quotations; however, due to the nature of some of the portfolio’s investments and the market environment, a portion of the portfolio’s assets may be valued by SSgA at fair value.

UBS SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 4 FAIR VALUE MEASUREMENTS (continued)

Collective trust: Valued daily at the NAV and reported by the asset management company.

Money market accounts: Records its corresponding value at $1 NAV. Investments are valued at amortized cost unless this would not represent fair value.

The methods described above may produce a fair value calculation that may not indicate net realizable value or reflect future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2014, the Plan’s assets at fair value by level were:

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds
U.S. large cap	$587,205,910	$—	$—	$587,205,910
International
Bond(a)	89,429,878	21,049,273	—	110,479,151
U.S. small cap	155,538,649	—	—	155,538,649
Lifestyle	—	321,290,623	—	321,290,623
Balanced	33,106,092	—	—	33,106,092
Collective trust(b)	—	237,011,798	—	237,011,798
Money market(c)	—	195,311,267	—	195,311,267
UBS Stock Fund	48,340,009	—	—	48,340,009
Collective short-term investment fund(d)	—	1,985,654	—	1,985,654

Total investments, at fair value	$913,620,538	$776,648,615	$—	$1,690,269,153

UBS SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 4 FAIR VALUE MEASUREMENTS (continued)

As of December 31, 2013, the Plan’s assets at fair value by level were:

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds
U.S. large cap	$535,742,122	$—	$—	$535,742,122
International
Bond(a)	95,937,467	19,113,242	—	115,050,709
U.S. small cap	176,826,282	—	—	176,826,282
Lifestyle	282,301,757	—	—	282,301,757
Balanced	34,320,836	—	—	34,320,836
Collective trust(b)	—	246,130,551	—	246,130,551
Money market(c)	—	200,716,447	—	200,716,447
UBS Stock Fund	56,961,467	—	—	56,961,467
Collective short-term investment fund(d)	—	2,262,704	—	2,262,704

Total investments, at fair value	$1,182,089,931	$468,222,944	$—	$1,650,312,875

(a)	This category includes intermediate investment-grade debt funds that invest primarily in highly rated corporate and government bonds. The objective is to provide a return that approximates as closely as practicable, before expenses, the performance of the Barclays Capital U.S. Aggregate Bond Index over the long term.
(b)	This category includes a collective trust that is a balanced fund approach intended to maximize total dollar return. This investment option provides diversification across global markets and asset classes.
(c)	This category includes money market funds that are designed to protect capital with low-risk investments and includes cash, bank notes, corporate notes, government bills, and various short-term debt instruments.
(d)	This category includes a collective short-term investment fund that is a “money market” type of pooled investment fund, investing in securities such as commercial paper, bank obligations like certificates of deposit and time deposits, and repurchase agreements. The objective is to provide a readily accessible investment vehicle in which participation can commence or terminate on a daily basis.

NOTE 5 RISKS AND UNCERTAINTIES

The Plan invests in several investment instruments that are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is quite possible for the value of investment securities to change in the near term. The changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

UBS SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 6 RELATED-PARTY TRANSACTIONS

The Plan makes certain investments through the Master Trust, which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. They are as follows:

•	Notes receivable from participants are considered to be party-in-interest transactions.

•	Investments in certain funds sponsored by Global Asset Management, a wholly owned subsidiary of the Plan sponsor, are considered to be party-in-interest transactions.

•	The Master Trust invests in the State Street Global Advisor US Bond Index Securities Lending Series Fund, which is an investment sponsored by the Trustee. As such, investments in this fund are considered to be party-in-interest transactions.

•	The Plan invests in the Company’s common stock. These transactions qualify as party-in-interest transactions. The Plan received a total common stock dividends payment of $818,410 and $489,622 from the Company during 2014 and 2013, respectively.

NOTE 7 PLAN AMENDMENTS

During 2014 and 2013, the Plan was amended as follows:

a.	Effective September 22, 2014, the Plan was amended to outline the stock tender offer process.

b.	Effective November 11, 2014, the Plan was amended to update the definition for “UBS Shares” and add a definition of “Exchange Offer Effective Date”.

c.	Effective January 1, 2013, the Plan was amended to provide a three-year cliff vesting requirement for employees hired on or after January 1, 2013 with respect to “Qualified Employer Contributions” and “Employer Contributions” (as those terms are defined in the Savings and Investment Plan).

d.	Effective January 1, 2013, the Plan was amended to provide that the “Qualified Employer Contributions” and “Employer Contributions” shall be capped at a per participant maximum of $3,000 per plan year.

e.	Effective January 1, 2013, the Plan was amended to provide that any matching contribution an employee is eligible to receive under the UBS Financial Services Inc. 401(k) Plus Savings Plan for a plan year will count toward the $3,000 limit under the SIP Plan.

UBS SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2014 and 2013

f.	Effective December 10, 2013, the UBS Savings and Investment Plan was amended and restated to incorporate prior amendments since the September 1, 2011 amendment and restatement.

NOTE 8 INCOME TAX STATUS

The Plan has received a determination letter from the IRS dated July 29, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 9 TRANSFERS

During 2014, 20 employees from the UBS Financial Services Inc. 401(k) Plus Plan joined the Plan and transferred their assets to the Plan. Also, 62 employees left the Plan and transferred their assets to the UBS Financial Services Inc. 401(k) Plus Plan. In aggregate, this resulted in a net transfer out of the Plan in the amount of $2,798,666.

SUPPLEMENTAL SCHEDULE

UBS SAVINGS AND INVESTMENT PLAN

EIN: 98-0186363

Plan #: 002

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

As of December 31, 2014

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Participants loans*	0-25 years maturity with interest rates ranging from 5.25%-10.5%**	$13,495,559

*	Party-in-interest.
**	0 years maturity – The loan will be paid off in less than 12 months.

Cost information is not required because investments are participant directed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Board and Savings Plan Committee for the UBS Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Savings and Investment Plan

By:	/s/ Michael O’Connor
Plan Administrator of the UBS 401(k) Plan (successor plan to the UBS Savings and Investment Plan effective as of January 1, 2015)

Dated: June 26, 2015